Mail Stop 6010

May 8, 2009

John A. Kraeutler
Chief Executive Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, Ohio 45244

> **Re:** **Meridian Bioscience, Inc.**
> **Form 10-K for the year ended 9/30/2008**
> **Filed November 26, 2008**
> **File No. 000-14902**

Dear Mr. Kraeutler:

We have reviewed your response and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Intellectual Property, Patents, and Licenses, page 8

1. We note your response to our comment 5 which discloses the range of expiration dates related to products in the H. *pylori* family. However, your original disclosure seems to indicate that your company has the rights to a number of patents related to approximately 20 products. Please expand your disclosure in this section further to detail the number of patents related to each product group, the range of expiration dates for each product group, any jurisdictional limitations on foreign patents, and the details of any agreements made for any licensed patents.

Schedule 14A

Compensation Discussion and Analysis

Cash Bonuses, page 16

> 2. We note that your response to our comment 7 provided additional disclosure of the personal multipliers for executive bonus compensation and a discussion of some of the criteria used in determining each executive's personal multiplier. We specifically note that your response indicates a number of performance measures that were used to determine each Named Executive Officer's individual achievements. To the extent that any of these performance measures were quantified or more specifically described, they should be quantified and/or more specifically described in your disclosure. Additionally, you should discuss the extent of achievement of each measure by each executive, so that a reader may better understand the connections between the extent of achievement of each goal, the personal multiplier and the compensation awarded. If these performance measures were not quantified or more specifically described, please explain how you determined which goals were met.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: F. Mark Reuter
        Keating Muething & Klekamp PLL
        One East Fourth Street, Suite 1400
        Cincinnati, Ohio 45202
        Fax: 513-579-6457